Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

December 11, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION -
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

ATTENTION: Wilson K. Lee

Re:	Colombia Goldfields Ltd. Item 4.02 Form 8-K/A Filed December 4, 2006 File No. 000-51013
_____________________________________________________________________________________________

We write on behalf of Columbia Goldfields Ltd. in response to Staff’s letter of December 7, 2006 by Wilson K. Lee, Staff Accountant at the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 8-K (the “Comment Letter”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

FORM 8-K FILED ON NOVEMBER 22, 2006

1.
We have read your response to comment one. Your resposne states that EITF 04-3 has been misapplied in previous periods by not appropriately taking into account values beyond proven and probable reserves. Please further explain what factors you considered in reaching the conclusion that no impairment exists given the disclosures previously included in your interim financial statements that exploration activities have not advanced sufficiently to quantify values beyond proven and probable reserves.

In response to this comment, the Company provided the response that follows on a supplemental basis. As outlined in the Company’s previously filed interim financial statements and MD&A, during fiscal 2006 the Company acquired several mineral rights in connection with the Marmato, Caramanta, and Kedahda regions of Colombia.

EITF 04-2 indicates that these mineral rights are tangible assets and should be capitalized as a separate component of property, plant, and equipment. EITF 04-3 indicates that Value Beyond Proven and Probable Reserves (VBPP) should be considered to the extent that a market participant would include VBPP in determining the fair value of the assets. While it is true that as of the dates of acquisition of these individual rights, exploration activities had not sufficiently advanced to quantify specific amounts, the Company’s business decision to acquire the assets was based on the existence of VBPP, as evidenced by the Company’s decision to acquire the assets for significant fair value consideration.

The mining assets acquired in each instance were “Long-Lived Assets” as contemplated by FAS 144 and only subject to FAS 144’s impairment considerations whenever events or changes in circumstances indicated that their carrying amount might not be recoverable.  At the acquisition dates of the Company’s mineral assets, there were no events or changes in circumstances that would suggest that an impairment of amounts initially capitalized under EITF 04-2 should be recognized. Irrespective of whether exploration activities have advanced sufficiently to quantify VBPP, the Company is required under EITF 04-2 and FAS 144 to recognize these tangible assets on its balance sheet based on the fair value of the relevant purchase consideration, until such time a change in circumstances occurs indicating the need for an impairment review.

In reaching this conclusion, the Company considered the following examples of changes in circumstances, as outlined in paragraph 8 of FAS 144 that would indicate the need for an impairment review:

a.	A significant decrease in the market price of a long-lived asset (asset group);
b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;
c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;
d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);
e.
A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); or

f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

The Company has concluded that none of these indicators were present at the date of acquisitions of the various mineral assets nor are any of these indicators present as at March 31, 2006, June 30, 2006, or September 30, 2006. The Company and its independent auditors, including their National Office Specialists, have concluded that FAS 144 was misapplied in previous periods. As of the dates of acquisition of the Company’s mineral assets, the Company believes that no impairment provision is permissible under GAAP, and furthermore there have been no changes in circumstances suggesting an impairment charge is warranted.

In reaching the conclusion that there have been no changes in circumstances subsequent to the acquisition dates of the Company’s mineral assets, the Company considered the following factors:

i)
Subsequent to the acquisition dates of the Company’s mineral interests, the Company has continued to consolidate the various Marmato concessions during the third quarter of 2006, and now owns approximately 75% of the underlying concessions;

ii)	The Company has completed an independent technical review of available data indicating historical resources of approximately 5.3 million ounces of gold;
iii)	The Company has commenced channel sampling of the purchased concessions, supporting the conclusions of the technical review;
iv)	The Company has commenced an exploration program on the “el Salto” area of the Caramanta project, with encouraging preliminary results; and
v)	Progress on the movement of the Town of Marmato is positive, with continued support from the local government

The Company has therefore concluded that it would be inappropriate to record an impairment provision against acquired mineral assets at March 31, June 30, and September 30, 2006. The Company believes that its conclusions remain consistent with the Company’s previous disclosures that exploration activities have not advanced sufficiently to quantify values beyond proven and probable reserves, however the Company intends to expand its financial statement and MD&A disclosures in future filings to clarify how the Company’s accounting policy is in accordance with GAAP.

2.	We note your response to comment four and will monitor your amendment to the Form 10-Q for compliance.

In response to this comment, the Company confirms its intention is to file restated financial statements for the fiscal quarters ended March 31, 2006 and June 30, 2006 in amended quarterly report on Form 10-QSB/A for the respective periods when all comments have been satisfied in your review process.

3.
We have read your response to comment five. Please tell us your conclusion regarding your reconsideration of the effect on the adequacy of your disclosure controls and Procedures as of the end of the period covered by your Form 10-QSB for the fiscal quarter ended March 31, 2006 and June 30, 2006 in light of the material error you have disclosed.

In response to this comment, the Company discloses on a supplemental basis that the reconsideration of the effect of the adequacy of its disclosure controls and procedures as of the end of the fiscal quarters ended March 31, 2006 and June 30, 2006 by its certifying officers in light of this error is ongoing. The Company’s certifying officers will complete its review of the adequacy of its disclosure controls and procedures once all comments have been satisfied in your review process. At such time, the Company will advise the Commission of its conclusions.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

CANE CLARK LLP

/s/ Chad Wiener
Chad Wiener, Esq.